EXHIBIT 3.1

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF INCORPORATION

OF

TENAX THERAPEUTICS, INC.

The undersigned, for purposes of amending the Certificate of Incorporation, as amended (the “Certificate”), of Tenax Therapeutics, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST: Article IV of the Certificate is hereby amended by adding the following Section L:

“L. The issued and outstanding Common Stock of the corporation, $0.0001 par value, shall, at 5:00 p.m., Eastern Standard Time, on January 2, 2024 (the “2024 Effective Time”), be deemed to be “reverse stock split,” and in furtherance thereof, there shall, after the 2024 Effective Time, be deemed to be issued and outstanding one (1) share of the Common Stock of the Corporation for and instead of each eighty (80) shares of the Common Stock of the Corporation issued and outstanding immediately prior to the 2024 Effective Time. Shares of Common Stock that were outstanding prior to the 2024 Effective Time and that are not outstanding after the 2024 Effective Time shall resume the status of authorized but unissued shares of Common Stock. To the extent that any stockholder shall be deemed after the 2024 Effective Time as a result of this Amendment to own a fractional share of Common Stock, such fractional share shall be deemed to be one whole share.

The reverse stock split shall occur without any further action on the part of the Corporation or the holders of shares of common stock and whether or not certificates representing such holders’ shares prior to the reverse stock split are surrendered for cancellation. Each stock certificate that, immediately prior to the 2024 Effective Time, represented shares of Common Stock shall, after the 2024 Effective Time, represent that number of whole shares of Common Stock into which the shares of Common Stock represented by such certificate shall have been reclassified (as well as the right to receive a whole share in lieu of any fractional shares of Common Stock as set forth above); provided, however, that each holder of record of a certificate that represented shares of Common Stock prior to the 2024 Effective Time shall receive, upon surrender of such certificate, a new certificate representing the number of whole shares of Common Stock into which the shares of Common Stock represented by such certificate shall have been reclassified, as well as any whole share in lieu of fractional shares of Common Stock to which such holder may be entitled pursuant to the immediately preceding paragraph.”

SECOND: Except as expressly amended herein, all provisions of the Certificate filed with the Office of the Secretary of State of the State of Delaware on April 17, 2008, and amended on November 4, 2009, May 10, 2013, September 8, 2014, February 22, 2018 and January 3, 2023, shall remain in full force and effect.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the Corporation’s number of shares of authorized capital stock of all classes, and the par value thereof, shall not be changed or affected under or by reason of said amendment.

FIFTH: That said amendment shall be effective at 5:00 p.m., Eastern Standard Time, on January 2, 2024.

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IN WITNESS WHEREOF, the undersigned, being a duly authorized officer of the Corporation, does hereby execute this Certificate of Amendment to the Certificate of Incorporation, as amended, this 28th day of December 2023.

TENAX THERAPEUTICS, INC.

By:	/s/ Christopher T. Giordano
Name:	Christopher T. Giordano
Title:	President and Chief Executive Officer

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